Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

June 27, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Registration Statement on Form F-1

Filed May 5, 2022

File No. 333-262835

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of June 7, 2022, regarding the abovementioned Registration Statement on Form F-1 (“Form F-1”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 3 to the Form F-1 (“Amendment No. 3”).

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 48

1.	We read your response to comment 6. Please revise to disclose the amount of the revalued related-party loan agreements, the difference between the fair value of the modified terms and the carrying value of the original loans and the value of the equity conversion feature. Please disclose how you determined the amounts and the significant estimates and assumptions used to determine the values. Please disclose, if true, that based on the terms of the equity conversion feature, you are assuming the related-party loan agreements will be converted into Ordinary Shares at a conversion rate of $1.87 per share. Given the IPO price is substantially higher, please tell us in detail how you considered this in valuing the equity conversion feature. Also, please disclose in greater detail the nature and amounts of each adjustment you made to each line item to arrive at the amounts in the Pro Forma column.

Response:  In response to the Staff’s comment, we have revised our disclosure on pages 48 and 49 of Amendment No. 3, to disclose the amount of the revalued related-party loan agreements, the difference between the fair value of the modified terms and the carrying value of the original loans and the value of the equity conversion feature and to describe the amounts and the significant estimates and assumptions used to determine the values.

We have further revised our disclosure on page 49 of Amendment No. 3 to disclose that the related party loans will be converted into Ordinary Shares at a conversion rate of $3.46 per share, following adjustment to give effect to the reverse share split effected on June 16, 2022. In addition, we have added footnotes in the Capitalization table on pages 48 and 49 of Amendment No. 3, to disclose in greater detail the nature and amounts of each adjustment made by us to each line item to arrive at the amounts in the Pro Forma column.

2.	You disclose changes in other liabilities in the Pro Forma column related to accrued interest and derivative liabilities. Please disclose the nature and amount of the other adjustments made to the other liabilities balance.

Response:  In response to the Staff’s comment, and as mentioned in our response to comment No. 1, we have added a footnote in the Capitalization table on pages 48 and 49 of Amendment No. 3, to disclose the nature and amounts of each adjustment made by us to each line item, including the other liabilities, to arrive at the amounts in the Pro Forma column.

3.	The balances for total shareholders' equity and total capitalization in the Pro Forma As Adjusted column were not properly totaled. Please clarify or revise.

Response:  In response to the Staff’s comment, we revised the balances for total shareholders' equity and total capitalization in the Pro Forma As Adjusted column in the Capitalization table on page 48 of Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	We note your disclosure that your results of operations were affected by supply chain disruptions related to COVID-19. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. As a related matter, discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, related to delays in the global supply chain. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 61 of Amendment No. 3.

Business, page 61

5.	We note your disclosure on page 21 that inflation could affect consumer spending or buying habits, demand for your products and could increase your cost of goods sold and expenses. Please revise to discuss any material inflationary pressures in greater detail to include their resulting impacts on the company's business and operations. Please also discuss in greater detail the company's actions, taken or anticipated, if any, to mitigate any identified inflationary pressures. Lastly, if any identified inflationary pressures have materially impacted or are expected to materially impact the company's business and operations, please add a risk factor identifying and discussing the inflationary pressure andhow it has affected or may affect the company's business and operations.

Response: In response to the Staff’s comment, we have revised our disclosure on page 60 of Amendment No. 3.

Beneficial Ownership of Principal Shareholders and Management, page 102

6.	Refer to footnote 2. For Medigus Ltd., please revise to disclose the natural person or persons who have voting or investment power with respect to the ordinary shares listed in the table.

Response: In response to the Staff’s comment, we have revised footnote 2 on page 103 of Amendment No. 3.

Exhibits and Financial Statement Schedules

Exhibit 23.1, page II-3

7.	Please make arrangements with your auditor for them to revise their consent to reference the correct report date.

Response:  In response to the Staff’s comment, our auditor revised its consent which is filled as Exhibit 23.1 to Amendment No. 3.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP

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